UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

VNET Group, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

90138A103**

(CUSIP Number)

November 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 90138A103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing six (6) Class A Ordinary Shares, which are quoted on the Nasdaq Global Market under the symbol “VNET”.

CUSIP No. 90138A103	Schedule 13G
1	Names of Reporting Persons Bold Ally (Cayman) Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 76,273,627*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 76,273,627*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 76,273,627*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 8.6%**

12	Type of Reporting Person FI

* Includes 27,757,992 Class A Ordinary Shares (as defined below) issuable upon the exchange of 27,757,992 Class B Ordinary Shares (as defined below) on a one-for-one basis.

** The calculation of the percentage of outstanding shares is based on (i) 859,932,323 Class A Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer (as defined below) in its Report of Foreign Issuer on Form 6-K, filed with the Securities and Exchange Commission (“SEC”) on January 31, 2022 (“6-K”) plus (ii) 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares for Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 90138A103	Schedule 13G

1	Names of Reporting Persons CP5 Hold Co 2 Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 76,273,627*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 76,273,627*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 76,273,627*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 8.6%**

12	Type of Reporting Person FI

* Includes 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares on a one-for-one basis.

** The calculation of the percentage of outstanding shares is based on (i) 859,932,323 Class A Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer in its 6-K plus (ii) 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares for Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 90138A103	Schedule 13G

1	Names of Reporting Persons CP5 Hold Co 1 Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 76,273,627*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 76,273,627*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 76,273,627*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 8.6%**

12	Type of Reporting Person FI

* Includes 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares on a one-for-one basis.

** The calculation of the percentage of outstanding shares is based on (i) 859,932,323 Class A Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer in its 6-K plus (ii) 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares for Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 90138A103	Schedule 13G

1	Names of Reporting Persons SSG Capital Partners V, L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 76,273,627*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 76,273,627*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 76,273,627*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 8.6%**

12	Type of Reporting Person FI

* Includes 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares on a one-for-one basis.

** The calculation of the percentage of outstanding shares is based on (i) 859,932,323 Class A Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer in its 6-K plus (ii) 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares for Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 90138A103	Schedule 13G

1	Names of Reporting Persons Ares SSG Capital Management Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 76,273,627*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 76,273,627*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 76,273,627*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 8.6%**

12	Type of Reporting Person FI

* Includes 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares on a one-for-one basis.

** The calculation of the percentage of outstanding shares is based on (i) 859,932,323 Class A Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer in its 6-K plus (ii) 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares for Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 90138A103	Schedule 13G

1	Names of Reporting Persons Ares SSG Capital Holdings Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 76,273,627*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 76,273,627*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 76,273,627*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 8.6%**

12	Type of Reporting Person FI

* Includes 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares on a one-for-one basis.

** The calculation of the percentage of outstanding shares is based on (i) 859,932,323 Class A Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer in its 6-K plus (ii) 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares for Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 90138A103	Schedule 13G

1	Names of Reporting Persons Ares SSG Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 76,273,627*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 76,273,627*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 76,273,627*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 8.6%**

12	Type of Reporting Person PN

* Includes 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares on a one-for-one basis.

** The calculation of the percentage of outstanding shares is based on (i) 859,932,323 Class A Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer in its 6-K plus (ii) 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares for Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 90138A103	Schedule 13G

1	Names of Reporting Persons AS Holdings GP LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 76,273,627*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 76,273,627*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 76,273,627*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 8.6%**

12	Type of Reporting Person OO

* Includes 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares on a one-for-one basis.

** The calculation of the percentage of outstanding shares is based on (i) 859,932,323 Class A Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer in its 6-K plus (ii) 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares for Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 90138A103	Schedule 13G

1	Names of Reporting Persons AS Holdings LP Ltd.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 76,273,627*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 76,273,627*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 76,273,627*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 8.6%**

12	Type of Reporting Person FI

* Includes 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares on a one-for-one basis.

** The calculation of the percentage of outstanding shares is based on (i) 859,932,323 Class A Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer in its 6-K plus (ii) 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares for Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 90138A103	Schedule 13G

1	Names of Reporting Persons Ares Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 76,273,627*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 76,273,627*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 76,273,627*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 8.6%**

12	Type of Reporting Person PN

* Includes 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares on a one-for-one basis.

** The calculation of the percentage of outstanding shares is based on (i) 859,932,323 Class A Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer in its 6-K plus (ii) 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares for Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 90138A103	Schedule 13G

1	Names of Reporting Persons Ares Holdco LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 76,273,627*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 76,273,627*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 76,273,627*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 8.6%**

12	Type of Reporting Person OO

* Includes 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares on a one-for-one basis.

** The calculation of the percentage of outstanding shares is based on (i) 859,932,323 Class A Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer in its 6-K plus (ii) 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares for Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 90138A103	Schedule 13G

1	Names of Reporting Persons Ares Management Corporation

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 76,273,627*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 76,273,627*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 76,273,627*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 8.6%**

12	Type of Reporting Person CO

* Includes 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares on a one-for-one basis.

** The calculation of the percentage of outstanding shares is based on (i) 859,932,323 Class A Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer in its 6-K plus (ii) 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares for Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 90138A103	Schedule 13G

1	Names of Reporting Persons Ares Voting LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 76,273,627*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 76,273,627*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 76,273,627*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 8.6%**

12	Type of Reporting Person OO

* Includes 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares on a one-for-one basis.

** The calculation of the percentage of outstanding shares is based on (i) 859,932,323 Class A Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer in its 6-K plus (ii) 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares for Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 90138A103	Schedule 13G

1	Names of Reporting Persons Ares Management GP LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 76,273,627*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 76,273,627*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 76,273,627*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 8.6%**

12	Type of Reporting Person OO

* Includes 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares on a one-for-one basis.

** The calculation of the percentage of outstanding shares is based on (i) 859,932,323 Class A Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer in its 6-K plus (ii) 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares for Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 90138A103	Schedule 13G

1	Names of Reporting Persons Ares Partners Holdco LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 76,273,627*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 76,273,627*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 76,273,627*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 8.6%**

12	Type of Reporting Person OO

* Includes 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares on a one-for-one basis.

** The calculation of the percentage of outstanding shares is based on (i) 859,932,323 Class A Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer in its 6-K plus (ii) 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares for Class A Ordinary Shares on a one-for-one basis.

Item 1.

(a)	Name of Issuer: VNET Group, Inc.
(b)	Address of Issuer’s Principal Executive Offices: Guanjie Building, Southeast 1st Floor 10# Jiuxianqiao East Road Chaoyang District Beijing 100016 The People’s Republic of China

Item 2.

(a)	Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of: Bold Ally (Cayman) Limited (“Bold Ally”), CP5 Hold Co 2 Limited (“CP5 Hold Co 2”); CP5 Hold Co 1 Limited (“CP5 Hold Co 1”); SSG Capital Partners V, L.P. (“SSG Capital Partners”); Ares SSG Capital Management Limited (“Ares SSG Capital Management”); Ares SSG Capital Holdings Limited (“Ares SSG Capital Holdings”); Ares SSG Holdings, L.P. (“Ares SSG Holdings”); AS Holdings GP LLC (“AS Holdings GP”); AS Holdings LP Ltd. (“AS Holdings LP”); Ares Holdings L.P. (“Ares Holdings”); Ares Holdco LLC (“Ares Holdco”); Ares Management Corporation (“Ares Management”); Ares Management GP LLC (“Ares Management GP”); Ares Voting LLC (“Ares Voting”); and Ares Partners Holdco LLC (“Ares Partners”).
(b)

Address or Principal Business Office:

The business address of Bold Ally, SSG Capital Partners, Ares SSG Capital Management and Ares SSG Capital Holdings is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The business address of CP5 Hold Co 2 and CP5 Hold Co 1 is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The business address of each other Reporting Person is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c)

Citizenship of each Reporting Person is:

Bold Ally, SSG Capital Partners, Ares SSG Capital Management, Ares SSG Capital Holdings and AS Holdings LP are organized under the laws of the Cayman Islands.

CP5 Hold Co 2 and CP5 Hold Co 1 are organized under the laws of the British Virgin Islands.

Each other Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities: Class A ordinary shares, par value US$0.00001 per share (“Class A Ordinary Share”)
(e)	CUSIP Number:
There is no CUSIP number assigned to the ordinary shares. CUSIP number 90138A103 has been assigned to the ADSs of the Issuer, each ADS representing six (6) ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “VNET”.

Item 3.

Not applicable.

Item 4.	Ownership

Ownership (a-b)

Bold Ally entered into a term loan facility and in connection with the facility agreement and related mortgage agreements, the borrower of that facility pledged certain Class A Ordinary Shares and Class B Ordinary Shares to Bold Ally as security for the term loan facility (the “Pledged Shares”). Pursuant to the terms of the mortgage agreements, Bold Ally may be deemed to beneficially own the Pledged Shares.

More specifically, as of the date that this Schedule 13G is filed, Bold Ally may be deemed to beneficially own (i) 48,515,635 Class A Ordinary Shares and (ii) 27,757,992 Class B Ordinary Shares, par value US$0.00001 per share, that are convertible into Class A Ordinary Shares on a one-for-one basis at any time (the “Class B Ordinary Shares”). This amount represents 8.6% of the issued and outstanding Class A Ordinary Shares based upon (i) 859,932,323 Class A Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer in its 6-K plus (ii) 27,757,992 Class A Ordinary Shares issuable upon the exchange of 27,757,992 Class B Ordinary Shares for Class A Ordinary Shares. The Reporting Persons, as a result of the relationships described below, may be deemed to directly or indirectly beneficially own the shares of Class A Ordinary Shares that may be beneficially owned by Bold Ally.

The sole shareholder of Bold Ally is CP5 Hold Co 2. The sole shareholder of CP5 Hold Co 2 is CP5 Hold Co 1. The sole shareholder of CP 5 Hold Co 1 is SSG Capital Partners. The Investment Advisor of SSG Capital Partners is Ares SSG Capital Management. The sole shareholder of Ares SSG Capital Management is Ares SSG Capital Holdings. The sole shareholder of Ares SSG Capital Holdings is Ares SSG Holdings. The general partner of Ares SSG Holdings is AS Holdings GP. The sole member of AS Holdings GP is AS Holdings LP. The sole member of AS Holdings LP is Ares Holdings. The general partner of Ares Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the “Ares Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the “Ares Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date of this Schedule 13G, the holders of the Ares Class B Common Stock and the Ares Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions by the Board Members.

Each of the Reporting Persons, the Board Members and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the Class A Ordinary Shares and the underlying Class B Ordinary Shares reported in this Schedule 13G for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act.

(c) The information contained on the cover pages to this Schedule 13G is incorporated in this statement by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2022

Bold Ally (Cayman) Limited

/s/ Isatou Smith
By: Isatou Smith
Its: Authorized Signatory

CP5 Hold Co 2 Limited

/s/ Vishwanand Nursimloo
By: Vishwanand Nursimloo
Its: Authorized Signatory

CP5 Hold Co 1 Limited

/s/ Vishwanand Nursimloo
By: Vishwanand Nursimloo
Its: Authorized Signatory

SSG Capital Partners V, L.P.
By: SSG Capital Partners V GP, Ltd., its general partner

/s/ Isatou Smith
By: Isatou Smith
Its: Authorized Signatory

Ares SSG Capital Management Limited

/s/ Isatou Smith
By: Isatou Smith
Its: Authorized Signatory

Ares SSG Capital Holdings Limited

/s/ Eric Michel Joseph Vimont
By: Eric Michel Joseph Vimont
Its: Authorized Signatory

Ares SSG Holdings, L.P.
By: AS Holdings GP LLC, its general partner

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

AS Holdings GP LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

AS Holdings LP Ltd.
By: Ares Holdings L.P., its sole member
By: Ares Holdco LLC, its general partner

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Holdings L.P.
By: Ares Holdco LLC, its general partner

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Holdco LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management Corporation

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management GP LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Voting LLC
By: Ares Partners Holdco LLC, its sole member

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Partners Holdco LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 23, 2022, by and among the Reporting Persons.